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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                             ALAMOSA HOLDINGS, INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   011589 10 8
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                                 (CUSIP Number)

                               Michael V. Roberts
                       1408 North Kingshighway, Suite 300
                            St. Louis, Missouri 63113
                                 (314) 367-4600

                                 With a copy to:

                           Joseph S. von Kaenel, Esq.
                             Armstrong Teasdale LLP
                       One Metropolitan Square, Suite 2600
                            St. Louis, Missouri 63102
                                 (314) 621-5070
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                              February 14, 2001
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             (Date of Event which Requires Filing of this Statement)

The filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 011589 10 8                    13D                  Page 2 of 5 Pages

1 NAME OF REPORTING PERSONS: MICHAEL V. ROBERTS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [ ]



3      SEC USE ONLY



4      SOURCE OF FUNDS (See Instructions)          00



5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)



6      CITIZENSHIP OR PLACE OF ORGANIZATION:       U.S.



  NUMBER OF SHARES             7     SOLE VOTING POWER          6,750,000
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
        WITH


                               8     SHARED VOTING POWER        - 0 -



                               9     SOLE DISPOSITIVE POWER     6,750,000



                              10     SHARED DISPOSITIVE POWER         -0-



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 6,750,000
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CUSIP No. 011589 10 8                    13D                  Page 3 of 5 Pages


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         8.4%

14   TYPE OF REPORTING PERSON (See Instructions)        IN




ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock, $.01 par value per shares (the "Common Stock"), of Alamosa Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 5225
S. Loop 289, Lubbock, Texas 79424.

ITEM 2. IDENTITY AND BACKGROUND

Michael V. Roberts, an individual and US citizen ("Roberts"), is filing this
Schedule 13D on behalf of himself.

Roberts is the Chairman and Chief Executive Officer of Roberts Broadcasting Company. Roberts' business address, and the address of his employer, is 1408 North Kingshighway, St. Louis, Missouri 63113.


During the past five years, Roberts has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding been, and is not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Roberts obtained the 6,750,000 shares of Common Stock reported in this filing pursuant to the terms of an Amended and Restated Agreement and Plan of Reorganization dated July 31, 2000 (the "Agreement") among the Issuer, Alamosa PCS Holdings, Inc., Alamosa Sub I, Inc., Roberts Wireless Communications, LLC and the members thereof. Roberts obtained his Common Stock on February 14, 2001 in exchange for all of his interest in Roberts Wireless Communications, L.L.C.

In addition to the 6,750,000 shares of the Issuer's Common Stock reported on this Schedule 13D, Roberts owns an additional 2,500 shares, he and his wife together own 1,000 shares and 250 shares are owned by Roberts Broadcasting Company of which Roberts is a principal. All such shares were acquired more than 60 days prior to the date of this filing.

ITEM 4. PURPOSE OF TRANSACTION

As described in Item 3 above, Roberts obtained his Common Stock pursuant to the terms of the Agreement. That transaction is described in the 424(b)(3) prospectus filed with the Securities and Exchange Commission on January 26, 2001 in connection with the Issuer's Registration Statement on From S-4 which registration

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CUSIP No. 011589 10 8                    13D                  Page 4 of 5 Pages

statement was filed with the Securities and Exchange Commission on October 13, 2000 (File No. 333-47916).

In connection with the Agreement on February 14, 2001, Roberts became a director of the Issuer and Vice Chairman of the Issuer's Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Roberts is the beneficial owner of 6,750,000 shares of Common Stock, or approximately 8.4% of the shares of Common Stock outstanding. Roberts has the sole power to dispose of and vote the shares of Common Stock owned of record by him. See Item 3 with respect to additional shares in which Roberts has an interest.

Roberts has not effected any transaction in the Common Stock (other than in connection with the transactions described herein) in the past 60 days.

Roberts does not know of any person who has the right to receive or the power to direct the receipt of dividends on the Common Stock owned beneficially by him.

The percentage of shares of Common Stock outstanding reported as beneficially owned by each person herein on the date hereof is based upon the 80,846,844 shares of Common Stock outstanding as of February 21, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with his acquisition of the Issuer's Common Stock referred to herein, Roberts has certain registration rights and has agreed not to dispose of such shares prior to September 31, 2001 except for certain permitted pledges. Roberts has pledged all of his shares referred to herein to secure certain financing.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Amended and Restated Plan and Agreement of Reorganization dated July 31, 2001, among the Issuer, Alamosa PCS Holdings, Inc., Alamosa Sub I, Inc., Roberts Wireless Communications, L.L.C. and the members thereof (incorporated herein by reference to Appendix B of the Issuer's 424(b)(3) prospectus filed with the Securities and Exchange Commission on January 26, 2001 in connection with the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 13, 2000 (File No. 333-47916)).


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CUSIP No. 011589 10 8                    13D                  Page 5 of 5 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

February 26, 2001                     /s/  Michael V. Roberts
                                         ---------------------------------------
                                           Michael V. Roberts